SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           (Amendment No.__________)*

                                Loehmann's, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock ($0.01 par value per share)
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    540417102
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mark A. Boyar
                          Boyar Asset Management, Inc.
                               35 East 21st Street
                            New York, New York 10010
                                 (212) 995-8300
    ------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                September 3, 1998
    ------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP NO. 540417102
----------------------
------------------------------------------------------------------------
 1.   Name of Reporting Person:
      I.R.S. Identification No. of above person:
      Boyar Asset Management, Inc.
------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group:
                                              (a)  |_|
                                              (b)  |X|
------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------
 4.   Source of Funds:
      00; Client Funds
------------------------------------------------------------------------
 5.   Check Box If Disclosure of Legal Proceedings Is
      Required Pursuant to Items 2(d) or 2(e)      |_|:
------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      New York
------------------------------------------------------------------------
                  7.    Sole Voting Power:
  Number of                   0
    Shares        ------------------------------------------------
 Beneficially     8.    Shared Voting Power:
  Owned by                    340,200
    Each          ------------------------------------------------
 Reporting        9.    Sole Dispositive Power:
   Person                     0
    With          ------------------------------------------------
                  10.   Shared Dispositive Power:
                              340,200
------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            340,200
------------------------------------------------------------------------
 12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
            |_|
------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):
      3.77%
------------------------------------------------------------------------
 14.  Type of Reporting Person:
      IA; CO
------------------------------------------------------------------------

----------------------
CUSIP NO. 540417102
----------------------
------------------------------------------------------------------------
 1.   Name of Reporting Person:
      I.R.S. Identification No. of above person:
      Boyar GP Holdings, Ltd.
------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group:
                                              (a)  |_|
                                              (b)  |X|
------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------
 4.   Source of Funds:
      00
------------------------------------------------------------------------
 5.   Check Box If Disclosure of Legal Proceedings Is
      Required Pursuant to Items 2(d) or 2(e) |_|:
------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      Delaware
------------------------------------------------------------------------
                  7.    Sole Voting Power:
  Number of                   0
    Shares        ------------------------------------------------
 Beneficially     8.    Shared Voting Power:
  Owned by                    21,000
    Each          ------------------------------------------------
 Reporting        9.    Sole Dispositive Power:
   Person                     0
    With          ------------------------------------------------
                  10.   Shared Dispositive Power:
                              21,000
------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            21,000
------------------------------------------------------------------------
 12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
            |_|
------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):
      0.23%
------------------------------------------------------------------------
 14.  Type of Reporting Person:
      CO
------------------------------------------------------------------------

----------------------
CUSIP NO. 540417102
----------------------
------------------------------------------------------------------------
 1.   Name of Reporting Person:
      I.R.S. Identification No. of above person:
      N.R.M.B., Inc.
------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group:
                                              (a)  |_|
                                              (b)  |X|
------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------
 4.   Source of Funds:
      00; Client Funds
------------------------------------------------------------------------
 5.   Check Box If Disclosure of Legal Proceedings Is
      Required Pursuant to Items 2(d) or 2(e) |_|:
------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      New York
------------------------------------------------------------------------
                  7.    Sole Voting Power:
  Number of                   0
    Shares        ------------------------------------------------
 Beneficially     8.    Shared Voting Power:
  Owned by                    129,500
    Each          ------------------------------------------------
 Reporting        9.    Sole Dispositive Power:
   Person                     0
    With          ------------------------------------------------
                  10.   Shared Dispositive Power:
                              129,500
------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            129,500
------------------------------------------------------------------------
 12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
            |_|
------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):
      1.43%
------------------------------------------------------------------------
 14.  Type of Reporting Person:
      CO
------------------------------------------------------------------------

----------------------
CUSIP NO. 540417102
----------------------
------------------------------------------------------------------------
 1.   Name of Reporting Person:
      I.R.S. Identification No. of above person:
      Boyar Partners, L.P.
------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group:
                                              (a)  |_|
                                              (b)  |X|
------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------
 4.   Source of Funds:
      WC
------------------------------------------------------------------------
 5.   Check Box If Disclosure of Legal Proceedings Is
      Required Pursuant to Items 2(d) or 2(e) |_|:
------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      Delaware
------------------------------------------------------------------------
                  7.    Sole Voting Power:
  Number of                   0
    Shares        ------------------------------------------------
 Beneficially     8.    Shared Voting Power:
  Owned by                    21,000
    Each          ------------------------------------------------
 Reporting        9.    Sole Dispositive Power:
   Person                     0
    With          ------------------------------------------------
                  10.   Shared Dispositive Power:
                              21,000
------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            21,000
------------------------------------------------------------------------
 12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
            |_|
------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):
      0.23%
------------------------------------------------------------------------
 14.  Type of Reporting Person:
      PN
------------------------------------------------------------------------

----------------------
CUSIP NO. 540417102
----------------------
------------------------------------------------------------------------
 1.   Name of Reporting Person:
      I.R.S. Identification No. of above person:
      Mark A. Boyar
------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group:
                                              (a)  |_|
                                              (b)  |X|
------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------
 4.   Source of Funds:
      PF; 00; Client Funds
------------------------------------------------------------------------
 5.   Check Box If Disclosure of Legal Proceedings Is
      Required Pursuant to Items 2(d) or 2(e) |_|:
------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      United States
------------------------------------------------------------------------
                  7.    Sole Voting Power:
  Number of                   14,500
    Shares        ------------------------------------------------
 Beneficially     8.    Shared Voting Power:
  Owned by                    490,700
    Each          ------------------------------------------------
 Reporting        9.    Sole Dispositive Power:
   Person                     14,500
    With          ------------------------------------------------
                  10.   Shared Dispositive Power:
                              490,700
------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            505,200
------------------------------------------------------------------------
 12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
            |_|
------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):
      5.6%
------------------------------------------------------------------------
 14.  Type of Reporting Person:
      IN
------------------------------------------------------------------------

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                 LOEHMANN'S INC.

Item 1. Security and Issuer.

      This Statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Loehmann's, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2500 Halsey Street, Bronx, New York, New York 10461.

Item 2. Identity and Background.

      (a) This Statement is being filed by: (i) Boyar Asset Management, Inc. ("BAM"); (ii) Boyar GP Holdings, Ltd. ("GP Holdings"); (iii) N.R.M.B., Inc. ("NRMB"); (iv) Boyar Partners, L.P. ("Boyar Partners"); and (v) Mark A. Boyar. The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      (b) The business address of each of the Reporting Persons is c/o Boyar Asset Management, Inc., 35 East 21st Street, New York, New York 10010.

      (c) The principal business of BAM, a New York corporation, is that of an investment adviser managing discretionary accounts owned by numerous third-party clients, including the Boyar Value Fund, Inc., a registered investment company organized under Maryland law. NRMB, a New York corporation, is an investment consulting firm.

            The principal business of Boyar Partners, a Delaware limited partnership, is serving as a private investment vehicle investing primarily in common stocks that are traded on stock exchanges and in other established markets within the United States. The principal business of GP Holdings, a Delaware corporation, is serving as the sole general partner of Boyar Partners.

            Mr. Boyar serves in the capacities listed on Schedule A with respect to the corporate and partnership Reporting Persons.

      (d) During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on

Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule B hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) All directors, executive officers and controlling persons of the Reporting Persons are citizens of the United States, except Nathaniel de Rothschild is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration.

      The net investment cost (including commissions, if any) of the shares of Common Stock purchased by BAM, NRMB, GP Holdings and Boyar Partners at August 27, 1998 was $3,414,015. None of BAM, NRMB or GP Holdings owns directly any shares of Common Stock.

      The shares of Common Stock beneficial owned by BAM and NRMB were purchased with the investment capital of the owners of the discretionary accounts advised by BAM and NRMB, respectively. The shares of Common Stock beneficial owned by Boyar Partners were purchased from its working capital. The shares of Common Stock beneficially owned directly by Mr. Boyar were purchased with his investment capital.

Item 4. Purpose of the Transaction.

      The shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes.

      Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, subject to the restrictions contained in the Securities Act of 1933 (the "Securities Act"), at any time and from time to time, acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to seek to hedge the market risk of some or all of its positions in the Common Stock.

      Although the purchases of shares of Common Stock were made for investment purposes, representatives of each Reporting Person may hold discussions with management or the board of directors of the Company, other shareholders of the Company and other third parties to seek to maximize value for shareholders. At some future time, the Reporting Persons may decide that it is desirable to seek to control or otherwise influence the management and policies of the Company. However, no Reporting Person has currently made any decision to seek to control or otherwise influence the management and policies of the Company.

      No Reporting Person and, to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule A hereto has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as set forth in this
Item 4.

Item 5. Interest in Securities of the Issuer.

      (a) As of August 27, 1998, BAM beneficially owned 340,200 shares of Common Stock of the Company, representing approximately 3.77% of the shares of Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998 (the "Company's 10-Q"). Such shares were held in client accounts with respect to which BAM has voting or investment discretion or both ("BAM Managed Accounts"). BAM disclaims beneficial ownership of shares of Common Stock held in BAM Managed Accounts.

            As of August 27, 1998, NRMB beneficially owned 129,500 shares of Common Stock of the Company, representing approximately 1.43% of the shares of Common Stock reported to be outstanding in the Company's 10-Q. Such shares were held in a client account with respect to which NRMB has voting or investment discretion or both (the "NRMB Managed Account"). NRMB disclaims beneficial ownership of shares of Common Stock held in the NRMB Managed Account.

            As of August 27, 1998, GP Holdings beneficially owned 21,000 shares of Common Stock of the Company, representing approximately 0.23% of the shares of Common Stock reported to be outstanding in the Company's 10-Q. Such shares were held by Boyar Partners over which GP Holdings has voting or investment discretion or both. GP Holdings disclaims beneficial ownership of the shares of Common Stock held by Boyar Partners.

            As of August 27, 1998, Mr. Boyar beneficially owned directly 14,500 shares of Common Stock of the Company, representing approximately 0.16% of the shares of Common Stock reported to be outstanding in the Company's 10-Q. By virtue of his relationships with the other Reporting Persons, Mr. Boyar has indirect beneficial ownership of all the shares of Common Stock beneficially owned by such Reporting Persons (490,700 shares, 5.43%). Mr. Boyar disclaims beneficial ownership of such shares.

            None of the Reporting Persons beneficially owns any shares of Common Stock other than as set forth herein.

      (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this filing. Mr. Boyar has sole power to direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned directly by him and shares such power with the other Reporting Persons with respect to the shares of Common Stock beneficially owned by such other Reporting Persons.

      (c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within at least the past 60 days are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all the trades by the Reporting Persons were effected in the over-the-counter market.

      (d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person, except (i) for clients of BAM and NRMB who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in BAM and NRMB Managed Accounts, respectively, (ii) GP Holdings, as general partner, has the power to direct the affairs of Boyar Partners, including decisions respecting the disposition of the proceeds from the sale of, any shares of Common Stock beneficially owned by Boyar Partners, (iii) Mark A. Boyar is the President of BAM and GP Holdings and Chairman of the Board of NRMB, and in those capacities directs their respective operations and (iv) Nathaniel de Rothschild is the President of NRMB and in that capacity controls its operations.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, except that GP Holdings, as general partner of Boyar Partners, has a carried interest in, and receives a management fee from, Boyar Partners and each of owners of the BAM and NRMB Managed Accounts has an investment advisory agreement with BAM or NRMB, as the case may be.

Item 7. Material to be filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Act.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 3, 1998

                              Boyar Asset Management, Inc.

                              By:   /s/ Mark A. Boyar
                                    ----------------------
                              Its:  President


                              Boyar GP Holdings Ltd.

                              By:   /s/ Mark A. Boyar
                                    ----------------------
                              Its:  President


                              N.R.M.B., Inc.

                              By:   /s/ Mark A. Boyar
                                    ----------------------
                              Its:  Secretary


                              Boyar Partners, L.P.

                              By:   Boyar GP Holdings Ltd.
                                    ----------------------
                              Its:  General Partner

                                   By:  /s/ Mark A. Boyar
                                        ----------------------
                                   Its: President

                              /s/ Mark A. Boyar
                              ----------------------
                              Mark A. Boyar

                                   SCHEDULE A

      The name and principal occupation of each director, executive officer and controlling person of BAM, NRMB and GP Holdings is set as follows:

BAM

Name                     Position          Present Principal Occupation
----                     --------          ----------------------------

Mark A. Boyar            Director and      Serving in the capacities listed
                         President         herein with respect to the
                                           Reporting Persons

NRMB

Name                     Position          Present Principal Occupation
----                     --------          ----------------------------

Mark A. Boyar            Chairman of the   Serving in the capacities listed
                         Board and         herein with respect to the
                         Secretary         Reporting Persons

Nathaniel de Rothschild  President and     Private investor
                         Treasurer

GP Holdings

Name                     Position          Present Principal Occupation
----                     --------          ----------------------------

Mark A. Boyar            Director and      Serving in the capacities listed
                         President         herein with respect to the
                                           Reporting Persons

      The business address of each person listed above is c/o Boyar Asset Management, Inc., 35 East 21st Street, New York, New York 10010.

                                Exhibit I

                       Joint Acquisition Statement
                        Pursuant to Rule 13d-1(k)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:   September 3, 1998

                              Boyar Asset Management, Inc.

                              By:   /s/ Mark A. Boyar
                                    ----------------------
                              Its:  President


                              Boyar GP Holdings Ltd.

                              By:   /s/ Mark A. Boyar
                                    ----------------------
                              Its:  President


                              N.R.M.B., Inc.

                              By:   /s/ Mark A. Boyar
                                    ----------------------
                              Its:  Secretary


                              Boyar Partners, L.P.

                              By:   Boyar GP Holdings Ltd.
                                    ----------------------
                              Its:  General Partner

                                   By:  /s/ Mark A. Boyar
                                        ----------------------
                                   Its: President

                              /s/ Mark A. Boyar
                              ----------------------
                              Mark A. Boyar

                                   SCHEDULE B

1. Boyar Asset Management, Inc.

                                  Average Price            Purchase
                  Shares           Per Share                 Date
                  ------           ---------                 ----

                 1,800               7.52                  08/24/98
                 4,000               5.06                  08/27/98
                 1,600               6.77                  07/01/98
                   600               5.22                  07/01/98
                 2,000               6.62                  07/01/98
                 3,400               4.93                  07/01/98
                 3,000               4.64                  07/01/98
                 7,500               6.52                  07/01/98
                   800               6.74                  07/01/98
                20,000               7.17                  07/01/98
                 4,800               6.75                  07/01/98
                 6,800               7.07                  08/27/98
                26,000               7.43                  08/24/98
                35,000               6.81                  08/24/98
                 3,700               6.90                  08/24/98
                18,500               4.63                  08/27/98
                 2,800               5.25                  08/24/98
                 1,700               7.49                  08/24/98
                13,500               4.58                  08/27/98
                 8,000               7.45                  08/24/98
                 4,000               6.59                  08/25/98
                 1,500               4.85                  08/25/98
                 7,900               5.05                  03/24/98
                 -----
           SUBTOTAL 178,900
                    =======

2. Boyar Partners, L.P. and Boyar G.P. Holdings Ltd.

                21,000               6.23                  08/25/98

3. N.R.M.B., Inc.

               129,500               7.37                  08/24/98

4.    Mark A. Boyar

                 8,000               6.51                  08/25/98
                 3,000               6.59                  08/25/98
                 3,500               6.52                  08/25/98
                 -----
           SUBTOTAL 14,500
                    ======

             TOTAL 343,900           6.76
                   =======


                                       B-2